CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

RE:	Timmins Gold Corp. (the “Company”) – Consent of Qualified Person

I, Dino Pilotto, P.Eng. pursuant to section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, hereby consent to the public filing of the technical report entitled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico” readdressed to the Company on January 28, 2015, with an effective date as of May 7, 2012 (the “Technical Report”) by the Company and I acknowledge that the Technical Report will become part of the Company’s public record.

The Technical Report supports information contained in the Company’s press release dated December 18, 2014 (the “Press Release”). I consent to the inclusion of extracts from, or a summary of, the Technical Report in the Press Release.

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Yours truly,

Dated this 10th day of February, 2015

Dino Pilotto (Signed)
Dino Pilotto, P.Eng.
Mine Engineering Lead